UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IUR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Knightsbridge
(No. and Street)

London		SW1X7LY
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivana Shumberg 713-582-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gareth Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IUR Securities LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

SWORN AND SUBSCRIBED BEFORE ME THIS 22ND FEBRUARY 2021

Patrick John O'SHEA
Notary Public of London, England
My Commission expires with life.

Notary Public

DE PINNA LLP 35 PICCADILLY LONDON W1J 0LJ NOTARIES PUBLIC

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IUR Securities LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2020

IUR Securities LLC

Contents

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IUR Securities LLC as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IUR Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IUR Securities LLC's management. Our responsibility is to express an opinion on IUR Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IUR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of IUR Securities LLC's financial statements. The supplemental information is the responsibility of IUR Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as IUR Securities LLC's auditor since 2019.

Celeste, Texas
March 25, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

IUR Securities LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	411,440
Deposit with clearing broker-dealer		10,001
Receivable from clearing broker-dealer		111
Receivable from member		21,102
Receivable from related parties		25,577
Prepaid expenses		4,121
Property and equipment, net		6,353
Security deposit		19,500
Total assets	$	498,205

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	817
Federal income tax payable		80,915
EIDL advance		1,000
Total liabilities		82,732
Member's equity		415,473
Total liabilities and member's equity	$	498,205

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Securities commissions	$	2,152,638
Trading gains and losses		(138,018)
Total Revenues		2,014,620
Expenses		
Clearing charges		1,211,060
Professional fees		79,082
Management fees – related party		90,000
Occupancy and equipment costs – related party		128,526
Regulatory fees and expenses		7,570
Compensation and related costs		88,813
Technology and communication expense		9,658
Other expenses		8,071
Total Expenses		1,622,780
Income before income taxes		391,840
Federal income taxes - current		87,447
Net Income	$	304,393

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at December 31, 2019	$	111,080
Net income		304,393
Balance at December 31, 2020	$	415,473

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Changes in Liabilities Subordinated to the
Claims of General Creditors
For the Year Ended December 31, 2020

Balance at December 31, 2019	$	17,000
Decreases:		
Payment of subordinated note payable		(17,000)
Balance at December 31, 2020	$	0

See accompanying notes to financial statements.

IUR Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Operating Activities		
Net Income	$	304,393
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in deposit with clearing broker-dealer		50
Decrease in receivable from clearing broker-dealer		3,877
Increase in receivable from member		(1,761)
Increase in receivable from related parties		(21,602)
Decrease in prepaid expenses		1,947
Increase in security deposit		(19,500)
Decrease in accounts payable and accrued expenses		(12,169)
Increase in federal income tax payable		80,915
Net cash provided by operating activities		336,150
Investing Activities		
Purchase of property and equipment		(6,353)
Net cash used in investing activities		(6,353)
Financing Activities		
Payment of subordinated note payable		(17,000)
EIDL advance received		1,000
Net cash used in financing activities		(16,000)
Increase in cash		313,797
Cash, beginning of year		97,643
Cash, end of year	$	411,440
Supplemental cash flow information		
Cash paid during the year for:		
Interest	$	15
Income taxes	$	6,532

See accompanying notes to financial statements.

1. Organization and Nature of Business

IUR Securities LLC, a Delaware limited liability company (the Firm), was formed on September 7, 2018. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Firm does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Firm's operations consist primarily of providing securities brokerage services to both IUR Capital, LLC (IUR Capital), a related party investment advisor, institutional clients located in the United States, and individuals located in the United States. The Firm's headquarters are in London, England.

2. Summary of Significant Accounting Policies

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies - Statement of income amounts denominated in foreign currencies are translated at rates of exchange as of the transaction date.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Revenue Recognition

Significant Judgments

Revenue from contracts includes securities commissions.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Firm buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Firm charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Firm fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Fair Value of Financial Instruments – Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

Income Taxes – The Firm is a limited liability company and has elected to be treated as a corporation for federal income tax purposes.

As of December 31, 2020, open federal tax years subject to examination include the tax year ended December 31, 2019.

The Firm is also subject to state income taxes.

3. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Firm has net capital of $339,820 which was $239,820 in excess of its minimum of its required net capital of $100,000. The Firm's net capital ratio was .24 to 1.

4. Transactions with Clearing Broker-Dealer

The Firm has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Firm to maintain a minimum of $10,000 in a deposit account with the clearing broker-dealer.

5. Office Lease

On December 17, 2020, the Firm signed a 12 month lease with a related party. Upon signing the lease, the Firm paid the landlord a security deposit of approximately $19,500. The rent of £5,000 begins on April 1, 2021, because of a three-month free rent period. The Firm has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less. Previously, the Firm leased office space on a month-to-month basis this related party for approximately $7,000 per month. Rental expense for office space totaled $128,526 for the year, which includes business rates expense.

6. Related Party Transactions

The Firm and IUR Capital LLC are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Effective July 1, 2020, the Firm and IUR Capital Ltd (IURC), a related party, entered into a Management Agreement whereby, IURC agrees to provide a range of management services in exchange for a monthly management fee of $15,000 per month. The agreement remains in force until either party submits a notice of termination. Management expense totaled $90,000 for the year ended December 31, 2020.

The Firm has advances due from the sole member and other related parties totaling $21,102 and $25,577, respectively, at December 31, 2020. These advances are non-interest bearing and due on demand.

The firm had a subordinated note payable to IUR Capital which was retired in 2020. See Note 7.

During 2020, securities commission earned and clearing charges incurred related to accounts of IUR Capital totaled approximately 80% of total revenue and 75% of clearing charges, respectively.

The Firm leases office space from a related party. See Note 5.

7. Subordinated Note Payable

On July 9, 2019, the Firm entered into a Subordinated Loan Agreement with IUR Capital for the amount of $17,000. The Firm retired the full amount of the Subordinated Loan in 2020.

8. Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

9. Subsequent Events

Management has evaluated subsequent events subsequent to December 31, 2020, and through March 25, 2021, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2020.

IUR Securities LLC

Schedule I – Supplemental Information Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$	415,473
Add:		
EIDL advance		1,000
Total equity and allowable borrowings		416,473
Deductions:		
Receivable from member		(21,102)
Receivable from related parties		(25,577)
Prepaid expenses		(4,121)
Property and equipment, net		(6,353)
Security deposit		(19,500)
Total deductions		(76,653)
Net capital	$	339,820

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer	$	100,000
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	5,449
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Excess net capital	$	239,820

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	817
Federal income tax payable		80,915
Total aggregate indebtedness	$	81,732
Ratio of aggregate indebtedness to net capital		0.24

See accompanying report of independent registered public accounting firm.

IUR Securities LLC

Schedule I – Supplemental Information Pursuant to Rule 17a-5
December 31, 2020

Reconciliation with Firm's Computation

Net capital, as reported in the Firm's Part II (unaudited) FOCUS report	$ 420,734
Increase in federal income tax payable	(80,915)
Rounding	1
Net capital per above	$ 339,820

See accompanying report of independent registered public accounting firm.

IUR Securities LLC

Schedule II – Information for Possession or Control Requirements Under Rule 15c3-3
December 31, 2020

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Firm operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IUR Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which IUR Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) IUR Securities LLC stated that IUR Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IUR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IUR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 25, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

IUR Securities LLC
27 Knightsbridge
London, SW1X 7LY
T: +44 203 746 7315
E: info@iursecurities.com
W: iursecurities.com

IUR Securities LLC's Exemption Report

IUR Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We confirm, to the best of our knowledge and belief, that:

1. The Firm claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

2. The Firm met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the most recent fiscal year without exception.

IUR Securities LLC

I, Gareth Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct

Gareth Ryan

_____

Gareth Ryan, CEO/COO

February 12, 2021